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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)
                                 USX-DELHI GROUP
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    90336X103
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                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (2-92)

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SCHEDULE 13G

CUSIP No. 90336X103                                    Page 2 of 7 Pages

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1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

*ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  /  (b)/ /
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

     *UNITED STATES
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          NUMBER OF      5    SOLE VOTING POWER
          SHARES              *
          BENEFICIALLY   --------------------------------------------------
          OWNED BY            6    SHARED VOTING POWER
          EACH                *927,800
          REPORTING      --------------------------------------------------
          PERSON              7    SOLE DISPOSITIVE POWER
          WITH                *
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              *927,800
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     *927,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     *9.82%
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14   TYPE OF REPORTING PERSON*
     *IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

CUSIP No. 90336X103                                            Page 3 of 7 Pages

ITEM 1.

     (a)  The name of the issuer is USX-DELHI GROUP.

     (b) The principal executive office of the issuer is located at 600 GRANT STREET, PITTSBURGH, PA 15219-4776.


ITEM 2.

     (a) The name of the person filing this statement is ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P. ("RSIM, LP")

     (b) The principal business office of RSIM, LP is located at 555 CALIFORNIA STREET, SUITE 2600, SAN FRANCISCO, CA, 94104.

     (c)  RSIM, LP is a CALIFORNIA limited partnership.

     (d) This statement relates to shares of COMMON STOCK of USX-DELHI GROUP (the"Stock").

     (e)  The CUSIP number of the Stock is 90336X103.

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                                  SCHEDULE 13G

CUSIP No. 90336X103                                            Page 4 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) / X / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(F)

     (h)  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

     (a)  RSIM, LP beneficially owns 927,800 shares of the Stock.

     (b)  RSIM, LP beneficially owns 9.82% of the Stock outstanding.

     (c) (i) * has the sole power to vote or to direct the vote of * shares of the Stock.

           (ii) RSIM, LP has the shared power to vote or to direct the vote of 927,800 shares of the Stock.

           (iii) * has the sole power to dispose or to direct the disposition of
* shares of the Stock.

           (iv) RSIM, LP has the shared power to dispose or to direct the disposition of 927,800 shares of the Stock.

                                  SCHEDULE 13G

CUSIP No. 90336X103                                            Page 5 of 7 Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:  Dissolution of a group requires a response to this item.

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                                  SCHEDULE 13G

CUSIP No. 90336X103                                            Page 6 of 7 Pages

ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

*

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                                  SCHEDULE 13G

CUSIP No. 90336X103                                            Page 7 of 7 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

*

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

*

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this amended statement is true, complete and correct.

DATED:     FEBRUARY 13, 1997




By:       /s/ Robert C. Greenwood
          -----------------------
          ROBERT C. GREENWOOD

          VICE PRESIDENT
          CHIEF COMPLIANCE OFFICER
          RSIM, LP